UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

DUNDEE BANCORP INC.
(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
Material Change Report filed January 9, 2004

DUNDEE BANCORP INC.

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

Dundee Bancorp Inc. ("Dundee Bancorp")

40 King Street West

Scotia Plaza, 55th Floor

Toronto, Ontario

M5H 4A9

Item 2:

Date of Material Change

December 30, 2003

Item 3:

Press Release

The press release reporting the material change was issued on December 30, 2003 in Toronto, Ontario.  A copy is attached as Schedule "A".

Item 4:

Summary of Material Change

Dundee Wealth Management Inc. ("Dundee Wealth") is a 67.7% owned subsidiary of Dundee Bancorp.  On December 30, 2003, shareholders holding approximately 97.9% of the common shares of Cartier Partners Financial Group Inc. ("Cartier") accepted Dundee Wealth's offer dated November 21, 2003 (the "Offer").  All conditions to the completion of the Offer and the take-up of the Cartier shares were satisfied and Dundee Wealth took-up and paid for the Cartier common shares deposited under the Offer.

Dundee Wealth also acquired the Cartier common shares held by Cartier shareholders who did not accept the Offer pursuant to the compulsory acquisition procedures of the Business Corporations Act (Alberta) for the same consideration per Cartier share as under the Offer.

Item 5:

Full Description of Material Change

Dundee Wealth is a 67.7% owned subsidiary of Dundee Bancorp.  On December 30, 2003, shareholders holding approximately 97.9% of the common shares of Cartier accepted Dundee Wealth's Offer.  All conditions to the completion of the Offer and the take-up of the Cartier shares were satisfied and Dundee Wealth took-up and paid for the Cartier common shares deposited under the Offer.  The aggregate consideration paid was 6,006,453 common shares of Dundee Wealth and approximately $73.3 million in cash.  Dundee Wealth also acquired from Cartier Capital Limited Partnership ("CCLP"), the majority shareholder of Cartier, approximately $88.2 million of debt owed by Cartier and Cartier Mutual Funds Inc. ("CMF") as well as the 30% of the shares of CMF owned by CCLP for 120,934 common shares of Dundee Wealth and approximately $3.1 million in cash.

Dundee Wealth also acquired the Cartier common shares held by Cartier shareholders who did not accept the Offer pursuant to the compulsory acquisition procedures of the Business Corporations Act (Alberta) for the same consideration per Cartier share as under the Offer.  The aggregate consideration payable by Dundee Wealth under the compulsory acquisition procedures is approximately $2.5 million which may be satisfied by a combination of cash and shares.  The maximum amount of cash payable pursuant to the compulsory acquisition procedures is approximately $1.9 million and the maximum number of Dundee Wealth common shares that may be issued pursuant to the compulsory acquisition procedures is 332,783.  A notice of compulsory acquisition was mailed on December 30, 2003 to all such registered shareholders.  Dundee Wealth has requested the TSX Venture Exchange to delist the Cartier common shares effective December 30, 2003.

Dundee Wealth previously announced that it had completed a $190 million subscription receipt financing with the proceeds escrowed pending completion of the acquisition of Cartier.  The full $190 million was released and $166.5 million was used to fund the cash consideration payable under the Offer including the compulsory acquisition and to purchase the $88.2 million debt and the CMF shares.  Each registered holder and each beneficial holder of subscription receipts received, without payment of additional consideration or further action by the holder, one common share for each subscription receipt held for a total of 24,516,129 Dundee Wealth common shares.

On December 31, 2003, Dundee Wealth transferred to its subsidiary, DWM Inc., its 100% interest in Cartier, as well as the $88.2 million debt and its 100% interest in CMF shares, for additional common shares of DWM Inc.  As a result, Dundee Wealth's interest in DWM Inc. increased to 86.0%.  The Caisse de depot et placement du Quebec, which held 18.3% of the common shares of DWM Inc. prior to the transfer, has the right to subscribe for additional shares of DWM Inc. so as to maintain its  proportionate interest in DWM Inc.

Item 6:

 Reliance on Section 75(3) of the Securities Act, Ontario or Equivalent Provisions

Not applicable.

Item 7:

Omitted Information

Not applicable.

Item 8:

Senior Officer

For further information, please contact Daniella Dimitrov, Vice President and General Counsel at (416) 365-2426.

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 8th day of January, 2004.

DUNDEE BANCORP INC.

Per:  "Donald K. Charter"

Donald K. Charter

Executive Vice President

Schedule "A"

Press Release Dated December 30, 2003

DUNDEE WEALTH ACQUIRES 100% OF CARTIER

Toronto, Ontario - December 30, 2003 - Dundee Wealth Management Inc. (TSX:DW) announced today that shareholders holding approximately 97.9% of the common shares of Cartier Partners Financial Group Inc. have accepted Dundee Wealth's Offer.  All conditions to the completion of the Offer and the take-up of the Cartier shares have been satisfied and Dundee Wealth has taken-up and paid for the Cartier common shares deposited under the Offer.  The aggregate consideration paid was 6,006,453 common shares of Dundee Wealth and approximately $73.3 million in cash.  Dundee Wealth has also acquired from Cartier Capital Limited Partnership ("CCLP"), the majority shareholder of Cartier, approximately $88.2 million of debt owed by Cartier and Cartier Mutual Funds Inc. ("CMF") as well as the 30% of the shares of CMF owned by CCLP for 120,934 common shares of Dundee Wealth and approximately $3.1 million in cash.

Dundee Wealth is also acquiring the Cartier common shares held by Cartier shareholders who did not accept the Offer pursuant to the compulsory acquisition procedures of the Business Corporations Act (Alberta) for the same consideration per Cartier share as under the Offer.  The aggregate consideration payable by Dundee Wealth under the compulsory acquisition procedures is approximately $2.5 million which may be satisfied by a combination of cash and shares.  The maximum amount of cash payable pursuant to the compulsory acquisition procedures is approximately $1.9 million and the maximum number of Dundee Wealth common shares that may be issued pursuant to the compulsory acquisition procedures is 332,783.  A notice of compulsory acquisition has been mailed on December 30, 2003 to all such registered shareholders.  Dundee Wealth has requested the TSX Venture Exchange to delist the Cartier common shares effective December 30, 2003.

Dundee Wealth previously announced that it had completed a $190 million subscription receipt financing with the proceeds escrowed pending completion of the acquisition of Cartier.  The full $190 million has been released and $166.5 million has been used and is being used to fund the cash consideration payable under the Offer including the compulsory acquisition and to purchase the $88.2 million debt and the CMF shares.  The transfer register for the subscription receipts will close at 5:00 p.m. (Toronto time) on December 30, 2003 and, at such time, each registered holder and each beneficial holder of subscription receipts will receive, without payment of additional consideration or further action by the holder, one common share for each subscription receipt held for a total of 24,516,129 Dundee Wealth common shares.

Dundee Wealth will transfer to its subsidiary, DWM Inc. its 100% interest in Cartier, as well as the $88.2 million debt and its 100% interest in CMF shares, for additional common shares of DWM Inc. on December 31, 2003.  As a result, Dundee Wealth's interest in DWM Inc. will increase to 86.0%.  The Caisse de depot et placement du Quebec, which held 18.3% of the common shares of DWM Inc. prior to the transfer, has the right to subscribe for additional shares of DWM Inc. so as to maintain its  proportionate interest in DWM Inc.

Dundee Wealth is a Canadian owned, TSX listed wealth management company that, through subsidiaries, provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations.  With the completion of the acquisition of Cartier Partners Financial Group Inc., Dundee Wealth emerges with more than $37 billion in assets under management and administration and approximately 3,800 independent financial and insurance advisors located in approximately 900 independent offices across Canada.  Dundee Wealth is a 67.7%-owned subsidiary of Dundee Bancorp Inc.

This press release contains forward-looking statements with respect to the companies, including their business, operations and financial performance and condition.  Although management of each of the companies believes the assumptions reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

Dundee Wealth Management Inc.

Ned Goodman

Donald K. Charter

Chairman, President and Chief Executive Officer

Executive Vice President

(416) 365-5665

(416) 350-3255

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE BANCORP INC.
(Registrant)

Date: February 10, 2004	By: /s/ Lori E. Beak
Lori E. Beak Secretary